

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2011

<u>Via E-mail</u>
Mr. Thomas J. Bean
Chief Executive Officer
IO World Media, Inc.
5025 West Lemon Street, Suite 200
Tampa, FL 33609

> **Re:** **IO World Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the fiscal quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-27574**

Dear Mr. Bean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>General</u>

1.   We refer to your request dated February 16, 2011 to the Securities and Exchange Commission's Division of Corporation Finance Office of the Chief Accountant to provide an accommodation to allow for the filing of a comprehensive Form l0-K

for the year ended December 31, 2010. The request specified that the company would provide:

- all audited financial statements and other material information that would have been available had the company filed timely and complete reports in the company's 2005 to 2010 Form 10-Ks and 2006 to 2010 Form 10-Qs; and
- a discussion of operating results, trends, and liquidity for each interim and annual period.

However, certain of the information you indicated would be provided was omitted. Please amend your filing to include:

- MD&A for the annual periods 2008 to 2009;
- Operating results, trends and liquidity for each annual period from 2008 to 2009;
- Audited statements of stockholders' equity and cash flows for 2005 to 2008 as referenced in the report of your independent accounting firm; and
- Notes to consolidated financial statements for each year from 2005 to 2008.

Please note that future filings include amendments.

Management's Discussion and Analysis of Financial Condition…, page 20

Results of Operations, page 20

2.   The results of operation should provide a discussion of each line item included in your statements of operations. In addition to the line items you have discussed, you should expand your disclosure to include cost of sales, gross profit, and interest expense. Also, you should clarify that general and administrative includes selling, general and administrative costs as well as depreciation and amortization. Please amend your filing to include this expanded disclosure.

Revenue, page 21

3.   Please amend your filing to more fully describe the material factors contributing to significant changes in revenues. In general, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new products, new markets and other significant matters. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

General and administrative, page 21

4.   Please amend future filings to include the nature and amount of the significant components of the expenses included in general and administrative. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and capital resources, page 21

5.   We refer to your discussion regarding recurring operating losses. In future filings, please also indicate that in the auditor report, the auditor includes an explanatory paragraph indicating there is substantial doubt about the company's ability to continue as a going concern. Also, please revise your disclosure to discuss all of the factors that give rise to substantial doubt about your ability to continue as a going concern, including the occurrence of negative cash flows from operations for the past six years.

6.   We note that your discussion of cash flows from operating activities is primarily a narrative recitation of the cash flow statement. The discussion of cash flows from operating activities should describe the primary drivers of and other material factors necessary to convey an understanding of cash flows, describe the indicative value of historical cash flows, and describe the underlying business reasons for changes in operating cash flows from period-to-period. Please appropriately revise in future filings. For guidance please refer to the Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Balance Sheet, page F-2

7.   The balance sheets included on pages F-2, F-28, F-30, F-32, F-34, F-36, and F-38 are missing financial amounts for the period represented in the left column. Please amend your filing to include all of the financial amounts for all of the periods presented.

8.   Please tell us what accrued revenue represents and how it is different from accounts receivable.

9.   We see on page 36 that you did not pay any fees to your independent auditors in 2010. Please explain why the accounting and auditing fees associated with auditing 2005 to 2010 and the comprehensive 2010 10-K filing were not reflected in the company's financial statements. Also tell us the amount of the 2010 fees that were not recognized until 2011.

Statements of Operations, page F-3

10.   Please amend your filing to include the net loss per share and the weighted average number of shares outstanding for each period presented, including the quarterly financial statements in Note 16. Refer to FASB ASC 260-10-45-2.

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of significant accounting policies, page F-9

Revenue recognition, page F-10

11.   We refer to your revenue recognition policy included here as well as on page 9 in your Form 10-Q for the fiscal quarter ended September 30, 2011. Please respond to the following comments:
    - Please tell us in detail why for the periods through 2010 you did not recognize revenue until cash was received. In your response, tell us how you applied the guidance in SAB 104 and SAB Topic 13.
    - Tell us why you changed your revenue recognition policy beginning with the quarter ended March 31, 2011 to recognize revenue on a pro-rata basis over the life of the subscription rather than when cash was received. Include in your response the reason for the change, why your new policy is preferable and how you considered whether the change should be made retroactively. Refer to FASB ASC 250-10-45 and 10-50.
    - We see you have $743,440 of deferred revenue recorded as of September 30, 2011. Please tell us the nature of the transactions leading to deferred revenue. Also, please revise future filings to include a discussion of your deferred revenue accounting policy.
    - Please provide us a draft of your proposed revised disclosures.

Note 8/9. Income Taxes, page F-22

12.   In future filings, please disclose the tax years subject to audit for your major tax jurisdictions. Refer to FASB ASC 740-10-50-15(e).

Item 9A. Controls and Procedures, page 31

13.   We refer to your disclosures regarding your controls and procedures. Please address the following comments:
    - We see you concluded that your disclosure controls and procedures and internal control over financial reporting were ineffective. Please amend your filing to describe each individual material weakness identified by management

and any remediation efforts you plan to take or have taken. Refer to S-K Item 308(a)(3).

- Please amend your Form 10-K to disclose your assessment of internal controls over financial reporting, similar to your assessment in paragraph 4 related to disclosure controls and procedures. You should include the framework used by management to evaluate the effectiveness of your internal control over financial reporting consistent with Item 308(a)(2) of Regulation S-K.   Please note that "disclosure controls and procedures" and "internal control over financial reporting" are not interchangeable concepts.

- Please revise to separate your discussion in the fourth paragraph related to your evaluation of disclosure controls and procedures into a new section that is not comingled with internal controls over financial reporting.

- We note management performed its assessment of disclosure controls and procedures as of *June 30, 2010*. Under Exchange Act Rule 13a-15(b) the evaluation of disclosure controls and procedures should be performed *as of the end of each fiscal quarter* while Rule 13a-15(c) requires you to evaluate the effectiveness of your internal control over financial reporting *as of the end of each fiscal year*. Please tell us whether such an assessment was performed as of *December 31, 2010*. Please amend your filing to indicate, if true, that you performed the assessment as of December 31, 2010. Otherwise, tell us why you did not perform the assessment and provide proposed disclosure relating to the lack of assessment.

- We refer to your disclosure regarding changes in internal controls over financial reporting indicating there have been no significant changes to your internal controls over financial reporting since the company's last quarterly report on Form 10-Q for the quarter ended *September 30, 2005*. Please note that the reference should be to your most recent fiscal quarter, not to your most recent filed 10-Q. Refer to Item 308(c) of Regulation S-K. Please amend your filing.

Form 10-Q for the fiscal quarter ended September 30, 2011

Consolidated Statement of Operations, page 5

14.	For the nine months ended September 30, 2011, we see you reported interest income of $63,256. Please tell us the underlying reason for generating interest income.

Notes to Consolidated Financial Statements, page 8

Note 10. Preferred Stock, page 15

15.	We see you exchanged approximately $5 million of related party debt obligations for 3,000,000 shares of preferred stock. Please respond to the following:

- Tell us how you considered the disclosure requirements in FASB ASC 480-10-50-2;
- Tell us how you considered the financial presentation requirements in FASB ASC 480-10-S99 since it appears the preferred stock has provisions that relate to events not solely within your control;
- Tell us if and when the shares become mandatorily redeemable;
- Tell us how you measured the fair value of the preferred stock and how you considered accounting for any difference between the value of debt extinguished and preferred stock issued - refer to FASB ASC 480-10-30;
- Tell us the circumstances that led to 25,000 preferred shares being issued but not outstanding; and
- In future filings, please file a copy of the preferred stock certificate of designation as an exhibit – refer to 601(b)(4) of Regulation S-K.

Item 4. Controls and Procedures, page 20

16. We refer to your disclosures regarding your controls and procedures. Please address the following comments:
- Please note that you are only required by Item 308 of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. Therefore, please tell us whether such an assessment was performed as of March 31, June 30 and September 30, 2011. If a full assessment was not performed, please amend your quarterly filings for the periods March 31, June 30 and September 30, 2011 to remove the disclosure regarding the assessment of internal control over financial reporting as of the end of each fiscal quarter.
- We refer to your disclosure that the company had a material weakness in its disclosure controls and procedures "namely…". S-K Item 308(a)(3) requires you to include disclosure about *each* individual material weakness identified by management. To the extent you had multiple material weaknesss, such as segregation of duties and lack of expertise; please amend your quarterly filings for the periods March 31, June 30 and September 30, 2011 to describe each material weakness.

- We note in your disclosure of changes in internal control over financial reporting that there were no significant changes in your internal control over financial reporting. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K, in future filings your disclosure should address any change that occurred during the *last quarter* (your fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please correct the disclosure in future filings.

Part II. Other Information, page 21

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 21

17.   We note that in June, 2011 you issued 281,700 shares of common stock to 2,817 "subscribers who are part of the Bubba Army Early Enlistment subscription program." Please provide us with more details concerning this issuance. Tell us what a "subscriber" is. Indicate the nature and the amount of consideration you received. We also note that the shares were issued in reliance on Rule 506 of Regulation D relating to sales to accredited investors. Please advise us how you determined that each subscriber was an accredited investor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director